Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

FOR IMMEDIATE RELEASE

ISS RECOGNIZES STRATEGIC RATIONALE FOR MERGER
WITH ANALYSTS INTERNATIONAL

Computer Horizons Urges Shareholders to Vote FOR Merger with Analysts International

MOUNTAIN LAKES, N.J., August 23, 2005—Computer Horizons Corp. (Nasdaq: CHRZ), today announced that Institutional Shareholder Services (ISS) issued an analysis and recommendation regarding CHC's proposed merger with Analysts International. In its analysis, ISS noted the following regarding the strategic rationale for the merger:

  "On balance, we think that the transaction does make strategic sense, as it creates a combined company with the necessary scale to compete. Scale is increasingly becoming a key criterion for companies in selecting IT providers, and this transaction helps position the combined company to become a preferred supplier for a broader group of customers."

Further, ISS concluded,

  "The merger rationale presented by CHRZ and their advisors is primarily focused on the strategic merits of this transaction. The increasing importance of scale in the IT staffing business has placed pressure on both company's operations and this transaction provides the opportunity for the combined company to be more competitive and, by extension, more successful."

However, despite recognizing CHC's strategic rationale for the merger, ISS failed to support the transaction. The CHC Board believes the ISS recommendation was based on a flawed understanding of the rigorous process the Board conducted leading up to the merger agreement and strongly disagrees with ISS' recommendation. The proposed transaction is predominantly strategic in nature and not a purely financially driven event. Citigroup's exchange ratio analysis was fully described in the proxy and based upon well-accepted industry practice.CHC believes ISS' views regarding valuation missed the mark and CHC also noted that ISS' recommendations are directed to its institutional clients, who are free to reject or accept the recommendations. Given CHC's sizeable retail shareholder base and the fact that most institutions make their own decisions, CHC believes that ISS' position will sway few votes.

Computer Horizons Corp.'s CEO and President, William J. Murphy, said, "We are pleased that ISS recognizes the strategic rationale for our merger with Analysts International but we strongly disagree with ISS regarding its voting recommendation. Our Board and its advisors conducted a rigorous review of various strategic alternatives for CHC, including remaining an independent company and considering other potential merger partners. In the end, our Board recognized that if CHC were to continue as a relatively small independent company, it would face significant risks and challenges in a highly competitive industry. The combination of our two companies will create an industry-leading IT services company with the scale necessary to compete effectively in a rapidly consolidating and highly competitive industry for the benefit of our shareholders."

"CHC's Board believes the merger consideration is fair and appropriate and the terms represent significantly enhanced value and optimal timing for CHC shareholders. The Board received the opinion of Citigroup Global Markets, one of the world's leading financial advisors, which provided an opinion on April 12, 2005, that the exchange ratio for the merger was fair, from a financial point of view, to CHC. The tax-free, stock-for-stock transaction will give both companies' shareholders the opportunity to participate in the upside potential of the combined entity. Since the transaction was announced we have held discussions with many CHC shareholders, and these discussions have confirmed that many of them view this transaction quite favorably," concluded Mr. Murphy.

The CHC Board of Directors unanimously recommends that CHC shareholders vote FOR the proposed merger with Analysts International at the special meeting of CHC shareholders on Friday, September 2, 2005. The Board notes in particular that:

  •
  CHC shareholders will benefit from being part of a larger, stronger and more focused industry leader. The combination of CHC and Analysts International will create one of the largest US-based IT Services companies in the industry, with over $600 million in revenues (based on 2004 revenues) and over 5,000 billable consultants. It will also significantly expand CHC's geographic footprint in the U.S., Canada, the United Kingdom, and India.

  •
  The proposed merger is consistent with CHC's business strategy. Following the merger, CHC will be better positioned to pursue its core business strategy, which includes investing in, and growing, the high-margin solutions business while enabling the company to achieve critical mass in its staffing business.

  •
  The combination offers considerable cross-selling and new business opportunities. This highly complementary business combination will allow the combined company to better compete with industry leaders across North America by offering expanded services to a collective customer base that has minimal overlap, particularly among Fortune 1000 and mid-tier companies.

  •
  The merger is expected to generate significant cost savings and create a company with a strong balance sheet. CHC believes that significant cost savings, targeted at $15 million on an annual basis, can be achieved through the synergies created by the merger. In the first year alone, the expected cost savings will outweigh the one-time transaction costs associated with the merger. The synergies will benefit the combined company for years to come. Finally, the Board expects that the combined company will have one of the strongest balance sheets among its peer group, with $20 million in cash and no debt.

About Computer Horizons Corp.
Computer Horizons Corp. ("CHC') (NASDAQ: CHRZ) provides professional information technology (IT) services to a broad array of vertical markets, such as financial services, healthcare, pharmaceutical, telecom, consumer packaged goods, as well as the federal government, through its wholly-owned subsidiary, RGII Technologies, Inc.

CHC's wholly-owned subsidiary, Chimes, uses its proprietary technology to enable its Global 2000 customer base to align and integrate business planning with human resource management across an enterprise's business functions. For more information on Computer Horizons, visit www.computerhorizons.com.

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate,""plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation has filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

Corporate		Investors:
Contacts:	David Reingold, SVP, Marketing, IR Computer Horizons Corp. (973) 299-4105 dreingol@computerhorizons.com		Lauren Felice Computer Horizons Corp. (917) 575-7265 lfelice@computerhorizons.com
		Media:	Steve Silva/Eric Brielmann Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449 ss@joelefrank.com/ewb@joelefrank.com